UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*
A123 SYSTEMS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

03739T108
(CUSIP Number)

Daniel Li
Wanxiang America Corporation
88 Airport Road
Elgin, Illinois 60123
(847) 622-8838
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 03739T108	Page 2 of 18 Pages
1.	Names of Reporting Persons. WANXIANG GROUP CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	22,394,3581
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	22,394,3581
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,394,3581
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.99%2
14.	Type of Reporting Person: CO, HC

1.
The shares of Common Stock (as defined herein) reported herein as beneficially owned by the Reporting Persons are shares into which Bridge Warrant No. W1 (as defined herein) may become exercisable as described in Items 5 and 6 of this Schedule.  Because the terms of Bridge Warrant No. W1 provide that the number of such shares depends upon the Common Stock outstanding on a fully diluted basis at the time of exercise of Bridge Warrant No. W1, the number of shares beneficially owned by the Reporting Persons is subject to change.  See Items 5 and 6 of this Schedule.

2.
Bridge Warrant No. W1 cannot be exercised to the extent Wanxiang (as defined herein) and its affiliates would beneficially own in excess of 9.99% of the Common Stock until receipt of a favorable determination from the Committee on Foreign Investment in the United States.  See Items 5 and 6 of this Schedule.

SCHEDULE 13D

CUSIP No.: 03739T108	Page 3 of 18 Pages
1.	Names of Reporting Persons. WANXIANG AMERICA CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Kentucky
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	22,394,3581
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	22,394,3581
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,394,3581
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.99%2
14.	Type of Reporting Person: CO

1.
The shares of Common Stock (as defined herein) reported herein as beneficially owned by the Reporting Persons are shares into which Bridge Warrant No. W1 (as defined herein) may become exercisable as described in Items 5 and 6 of this Schedule.  Because the terms of Bridge Warrant No. W1 provide that the number of such shares depends upon the Common Stock outstanding on a fully diluted basis at the time of exercise of Bridge Warrant No. W1, the number of shares beneficially owned by the Reporting Persons is subject to change.  See Items 5 and 6 of this Schedule.

2.
Bridge Warrant No. W1 cannot be exercised to the extent Wanxiang (as defined herein) and its affiliates would beneficially own in excess of 9.99% of the Common Stock until receipt of a favorable determination from the Committee on Foreign Investment in the United States.  See Items 5 and 6 of this Schedule.

SCHEDULE 13D

CUSIP No.: 03739T108	Page 4 of 18 Pages
1.	Names of Reporting Persons. WANXIANG MANAGEMENT DEVELOPMENT INCENTIVE FOUNDATION
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization People's Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	22,394,3581
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	22,394,3581
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,394,3581
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.99%2
14.	Type of Reporting Person: OO, HC

1.
The shares of Common Stock (as defined herein) reported herein as beneficially owned by the Reporting Persons are shares into which Bridge Warrant No. W1 (as defined herein) may become exercisable as described in Items 5 and 6 of this Schedule.  Because the terms of Bridge Warrant No. W1 provide that the number of such shares depends upon the Common Stock outstanding on a fully diluted basis at the time of exercise of Bridge Warrant No. W1, the number of shares beneficially owned by the Reporting Persons is subject to change.  See Items 5 and 6 of this Schedule.

2.
Bridge Warrant No. W1 cannot be exercised to the extent Wanxiang (as defined herein) and its affiliates would beneficially own in excess of 9.99% of the Common Stock until receipt of a favorable determination from the Committee on Foreign Investment in the United States.  See Items 5 and 6 of this Schedule.

SCHEDULE 13D

CUSIP No.: 03739T108	Page 5 of 18 Pages
1.	Names of Reporting Persons. GUANQIU DEVELOPMENT FOUNDATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	22,394,3581
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	22,394,3581
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,394,3581
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.99%2
14.	Type of Reporting Person: OO, HC

1.
The shares of Common Stock (as defined herein) reported herein as beneficially owned by the Reporting Persons are shares into which Bridge Warrant No. W1 (as defined herein) may become exercisable as described in Items 5 and 6 of this Schedule.  Because the terms of Bridge Warrant No. W1 provide that the number of such shares depends upon the Common Stock outstanding on a fully diluted basis at the time of exercise of Bridge Warrant No. W1, the number of shares beneficially owned by the Reporting Persons is subject to change.  See Items 5 and 6 of this Schedule.

2.
Bridge Warrant No. W1 cannot be exercised to the extent Wanxiang (as defined herein) and its affiliates would beneficially own in excess of 9.99% of the Common Stock until receipt of a favorable determination from the Committee on Foreign Investment in the United States.  See Items 5 and 6 of this Schedule.

SCHEDULE 13D

CUSIP No.: 03739T108	Page 6 of 18 Pages
1.	Names of Reporting Persons. GUANQIU LU
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	22,394,3581
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	22,394,3581
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,394,3581
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.99%2
14.	Type of Reporting Person: IN, HC

1.
The shares of Common Stock (as defined herein) reported herein as beneficially owned by the Reporting Persons are shares into which Bridge Warrant No. W1 (as defined herein) may become exercisable as described in Items 5 and 6 of this Schedule.  Because the terms of Bridge Warrant No. W1 provide that the number of such shares depends upon the Common Stock outstanding on a fully diluted basis at the time of exercise of Bridge Warrant No. W1, the number of shares beneficially owned by the Reporting Persons is subject to change.  See Items 5 and 6 of this Schedule.

2.
Bridge Warrant No. W1 cannot be exercised to the extent Wanxiang (as defined herein) and its affiliates would beneficially own in excess of 9.99% of the Common Stock until receipt of a favorable determination from the Committee on Foreign Investment in the United States.  See Items 5 and 6 of this Schedule.

SCHEDULE 13D

Page 7 of 18 Pages

Item 1.    Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of A123 Systems, Inc. (the “Issuer”), whose principal executive offices are located at 200 West Street, Waltham, Massachusetts 02451.

Item 2.     Identity and Background

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Wanxiang Group Corporation (“Wanxiang Group”);
ii)	Wanxiang America Corporation (“Wanxiang America”);
iii)	Wanxiang Management Development Incentive Foundation (“Wanxiang Foundation”);
iv)	Guanqiu Development Foundation (“Guanqiu Foundation”); and
v)	Dr. Guanqiu Lu (“Dr. Lu”).

Wanxiang America is a Kentucky corporation based in the Chicago area and is the principal U.S. subsidiary of Wanxiang Group.  It is involved in the automotive and industrial markets in the United States.  Wanxiang America is the source for all of Wanxiang Group’s products in the United States.  It provides customer service in connection with Wanxiang Group’s products to customers in the United States, Canada, Latin America, and all of Europe.

Wanxiang Group is an entity formed under the laws of the People’s Republic of China. Founded as a small bicycle repair shop in 1969, Wanxiang Group is a now a modern private enterprise and one of the top 500 companies in China.  It is mainly engaged in the automotive parts business, supplying of universal joints, bearings, and constant-velocity joints to customers in more than forty countries around the world.  In addition to the automotive market, Wanxiang Group is also involved in large-scale agriculture, aquaculture, real estate development, and infrastructure development.  Wanxiang Group is the sole owner of each of Wanxiang America and Wanxiang Clean Energy USA Corp. (“Wanxiang Energy” and, together with Wanxiang Group and Wanxiang America, “Wanxiang”).

Wanxiang Foundation is the sole owner of Wanxiang Group. Guanqiu Foundation is the 80% owner of Wanxiang Foundation. Dr. Lu is a citizen of the People’s Republic of China and is the Chairman of the Board of Wanxiang Group, the President and Chairman of the Board of Wanxiang Foundation, the sole owner of Guanqiu Foundation, and a director of Wanxiang America.

The address of the principal business office of Wanxiang Group, Wanxiang Foundation, Guanqiu Foundation and Dr. Lu is Xiaoshan Economic and Technological Development Zone, Hangzhou, Zhejiang Province, People’s Republic of China 311215.  The address of the principal business office of Wanxiang America is 88 Airport Road, Elgin, Illinois 60123.

The  name,  citizenship,  present  principal  occupation  or employment and business address of each director and executive officer of the Reporting Persons are set forth below:

SCHEDULE 13D

Page 8 of 18 Pages

Wanxiang Group

Name	Position	Citizenship	Business Address
Guanqiu Lu	Chairman of the Board	People’s Republic of China	Same as Wanxiang Group
Weiding Lu	President and Director	People’s Republic of China	21/F 99 West Lujiazui Road, Pudong, Shanghai, People's Republic of China 200122
Jianqun Zhou	Director	People’s Republic of China	Same as Wanxiang Group
Dayuan Guan	Vice President and Director	People’s Republic of China	A3701 Jiangsu Building, Yitian Road, Futian, Shenzhen, People's Republic of China 518026

Wanxiang America

Name	Position	Citizenship	Business Address
Pin Ni	President and Director	People’s Republic of China	Same as Wanxiang America
Gary Wetzel	Chief Operating Officer, Chief Financial Officer and Director	United States of America	Same as Wanxiang America
Guanqiu Lu	Director	People’s Republic of China	Same as Wanxiang Group

Wanxiang Foundation

Name	Position	Citizenship	Business Address
Guanqiu Lu	President and Chairman of the Board	People’s Republic of China	Same as Wanxiang Foundation
Zhifang Fu	Director	People’s Republic of China	225 Qingchun Road, Hangzhou, Zhejiang, People's Republic of China 310006
Youhong Han	Director	People’s Republic of China	99 West Lujiazui Road, Pudong, Shanghai, People's Republic of China 200122
Weiding Lu	Director and Secretary	People’s Republic of China	21/F 99 West Lujiazui Road, Pudong, Shanghai, People's Republic of China 200122
Pin Ni	Director	People’s Republic of China	Same as Wanxiang America
Jianqun Zhou	Director	People’s Republic of China	Same as Wanxiang Foundation
Dayuan Guan	Director	People’s Republic of China	A3701 Jiangsu Building, Yitian Road, Futian, Shenzhen, People's Republic of China 518026

Guanqiu Foundation

Name	Position	Citizenship	Business Address
Guanqiu Lu	Sole Owner	People’s Republic of China	Same as Guanqiu Foundation

(d) None of the Reporting Persons nor any director or executive officer of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor any director or executive officer of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

Page 9 of 18 Pages

Item 3.    Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to be the beneficial owners of the Common Stock reported herein as a result of the issuance of a warrant to purchase such Common Stock to Wanxiang America in connection with an initial $25 million extension of credit made under a senior secured bridge loan facility (see description in Item 6 of this Schedule).  The bridge loan facility provides for an initial cash advance of $15 million (of which $2,500,000 has been retained by Wanxiang America in reserve until such time as the Issuer obtains the subordination of a lien securing certain existing indebtedness or elects to repay such existing indebtedness in full) and a $10 million letter of credit facility.  The initial cash advance was funded by available cash of Wanxiang America.  Wanxiang America also provided a $10 million letter of credit through its existing banking relationships.

Item 4.    Purpose of Transaction

The description in Item 6 is incorporated herein by reference.

Wanxiang’s proposed investment in the Issuer is intended to create the capital structure necessary for the Issuer to continue growing its core businesses and strengthen the Issuer’s access to the vehicle electrification and grid-scale energy storage markets in China.

Wanxiang intends to pursue the receipt of all regulatory and other approvals required in connection with making the Subsequent Loans (as defined below) and the closing of the transactions contemplated by the Purchase Agreement (as defined below). When and as such regulatory and other approvals are obtained, Wanxiang may be deemed to acquire beneficial ownership of additional shares of Common Stock of the Issuer in accordance with the terms of Bridge Warrant No. W1 (as defined below) and as a result of the issuance of additional Bridge Warrants (as defined below) and the issuance of the 8.00% Convertible Notes (as defined below) and the Convertible Note Warrants (as defined below). In addition, if the 8.00% Convertible Notes and Convertible Note Warrants are issued, Wanxiang intends to exercise its rights in the Purchase Agreement to designate four directors to the Issuer’s Board of Directors.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors, as well as (and subject to) the terms of the contracts described in Item 6 of this Schedule: (i) exercise (in any permitted manner) any of Bridge Warrant No. W1 and, after the issuance thereof, any additional Bridge Warrants issued to Wanxiang or any Convertible Note Warrants issued to Wanxiang; (ii) assuming the 8.00% Convertible Notes are issued, convert in whole or in part any of the 8.00% Convertible Notes; (iii) purchase additional shares of Common Stock, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (iv) sell all or a portion of the shares of Common Stock, options or other securities now beneficially owned or hereafter acquired by them; (v) propose one or more directors for the Issuer’s board of directors (in addition to or in substitution for any directors which may be designated pursuant to the Purchase Agreement); (vi) engage in discussions, negotiations or enter into other transactions with a view to obtaining direct or indirect control of the Issuer; (vii) acquire assets of the Issuer and its subsidiaries; and (viii) engage in such other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

SCHEDULE 13D

Page 10 of 18 Pages

Item 5.    Interest in Securities of the Issuer

(a, b) The aggregate number of shares of Common Stock and the percentage of total outstanding Common Stock beneficially owned by the Reporting Persons as of August 23, 2012 is set forth below:

Reporting Person	Number of Shares of Common Stock Beneficially Owned1,2	Percentage of Outstanding Shares of Common Stock2	Number of Outstanding Shares of Common Stock3
Wanxiang Group	22,394,358	9.99%	224,167,743
Wanxiang America	22,394,358	9.99%	224,167,743
Wanxiang Foundation	22,394,358	9.99%	224,167,743
Guanqiu Foundation	22,394,358	9.99%	224,167,743
Dr. Lu	22,394,358	9.99%	224,167,743

1           The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Common Stock.

2           Pursuant to the Loan Agreement described and defined in Item 6 of this Schedule, Wanxiang America received Bridge Warrant No. W1 (defined in Item 6 of this Schedule) that is exercisable into the number of shares equal to 24.9% of the Issuer’s Common Stock on a fully diluted basis at the time of exercise, once certain conditions are met.  However, Bridge Warrant No. W1 cannot be exercised to the extent that Wanxiang and its affiliates would beneficially own in excess of 9.99% of the Common Stock until receipt of a favorable determination from the Committee on Foreign Investment in the United States (“CFIUS”).

3           This figure is based upon information provided by the Issuer on August 24, 2012, indicating that, as of August 23, 2012, there were 201,773,385 shares of Common Stock outstanding.  Based on that information, as of August 23, each of the Reporting Persons may be deemed the beneficial owner of 22,394,358 shares of Common Stock upon conversion of Bridge Warrant No. W1. Pursuant to Rule 13d-3(d)(1)(i)(D), such Common Stock has been added to the Issuer's Common Stock outstanding, for a total of 224,167,743 shares of Common Stock outstanding.

(c) On August 16, 2012, the Issuer issued Bridge Warrant No. W1 to Wanxiang America in connection with an initial $25 extension of credit made under a senior secured bridge loan facility, pursuant to the Loan Agreement described in Item 6 of this Schedule. Bridge Warrant No. W1 has an aggregate exercise price of $25 million, subject to reduction based on certain conditions. Bridge Warrant No. W1 is exercisable into the number of shares equal to 24.9% of the Issuer’s Common Stock on a fully diluted basis at the time of exercise, once certain conditions are met. However, Bridge Warrant No. W1 cannot be exercised to the extent that Wanxiang and its affiliates would beneficially own in excess of 9.99% of the Common Stock until receipt of a favorable determination from CFIUS. There were no other transactions in the Common Stock by the Reporting Persons in the past sixty days.

SCHEDULE 13D

Page 11 of 18 Pages

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Senior Secured Bridge Loan Facility and Warrants

Bridge Loan Facility

On August 16, 2012, the Issuer entered into a Loan Agreement (the “Loan Agreement”) with Wanxiang America providing for a senior secured bridge loan facility in an amount of up to $75 million (the “Bridge Loan Facility”).  The Bridge Loan Facility provides for an initial cash advance of $15 million (of which an amount equal to $2,500,000 has been retained by Wanxiang America in reserve until such time as the Issuer obtains the subordination to Wanxiang America of a lien securing  certain existing indebtedness or elects to repay such existing indebtedness in full) and a $10 million letter of credit facility.  The initial cash advance was made and the letter of credit facility was made available on August 16, 2012 (the “Initial Loan”).  The Bridge Loan Facility also provides for two subsequent $25 million cash advances (each a “Subsequent Loan”), subject to the satisfaction of certain conditions, including (i) receipt of a favorable determination from CFIUS, (ii) receipt of Chinese government approvals on terms satisfactory to Wanxiang America in its sole discretion, (iii) the accuracy of representations and warranties, (iv) the absence of any default, (v) the absence of a material diminishment of the Issuer’s research and development and engineering teams by reason of resignations or departures and (vi) certain other conditions.

Borrowings under the Bridge Loan Facility will bear interest at an annual rate of 10 percent and mature in August 2014.  Pursuant to the guaranty entered into by certain subsidiaries of the Issuer on August 16, 2012 (the “Guaranty”), the Issuer’s obligations under the Bridge Loan Facility are unconditionally guaranteed by such subsidiaries.  Further, the Bridge Loan Facility is secured by substantially all of the Issuer’s and such subsidiaries’ assets.

Affirmative Covenants.  The Loan Agreement contains certain affirmative covenants, including those pertaining to the delivery of financial statements; notices of default and certain other information; maintenance of business and insurance; collateral matters; retention of employees; and compliance with laws.

Negative Covenants.  The Loan Agreement includes certain negative covenants, including a financial covenant requiring that the Issuer maintain cash on deposit in an aggregate amount of (i) $20 million at any time prior to the repayment in full or conversion into Common Stock of the Issuer’s 6.00% Senior Convertible Notes due 2013 (the “6.00% Convertible Notes”) (provided that the amount required under the Loan Agreement may be adjusted in accordance with the amount required under the 6.00% Convertible Notes), (ii) $32 million at any time after such repayment or conversion and until the issuance of the Issuer’s 8.00% Senior Secured Convertible Notes (the “8.00% Convertible Notes”) and (iii) $40 million at any time thereafter.  Additional covenants include limitations on the incurrence of indebtedness and liens; mergers and certain other fundamental changes; loans and investments; acquisitions; transactions with affiliates; dispositions of assets; payments of dividends and other restricted payments; entry into restrictive agreements; amendment of material agreements; and incurring or making capital expenditures above specified amounts.

SCHEDULE 13D

Page 12 of 18 Pages

Bridge Warrants

Upon the Initial Loan, the Issuer issued a warrant (“Bridge Warrant No. W1”) to Wanxiang America exercisable into 24.9% of the Issuer’s Common Stock on a fully diluted basis at the time of exercise.  The exercise of Bridge Warrant No. W1 is subject to limitations on exercisability described below.

Upon the advancement of each Subsequent Loan under the Bridge Loan Facility, the Issuer will issue an additional warrant (each of such warrants and Bridge Warrant No. W1, a “Bridge Warrant”) to Wanxiang America or, if an affiliate of Wanxiang America advances the Subsequent Loan, to such affiliate.  Subject to the limitations on exercisability described below, (i) the Bridge Warrant issuable upon the first Subsequent Loan will be exercisable into the number of additional shares required to bring Wanxiang’s ownership to 39.9% of the Issuer’s shares of Common Stock on a fully diluted basis at the time of exercise and (ii) the Bridge Warrant issuable upon the second Subsequent Loan will be exercisable into the number of additional shares required to bring Wanxiang’s ownership to 49.5% of the Issuer’s shares of Common Stock on a fully diluted basis at the time of exercise.  New issuances of Common Stock after the later of 180 days after the date of the Initial Loan or the termination of the purchase agreement for the 8.00% Convertible Notes generally are excluded from the calculation of Wanxiang’s fully diluted ownership.

Each Bridge Warrant will have an aggregate exercise price of $25 million (subject to a reduction to 40% of such aggregate price in the event that certain government grants or tax credits cease to be available to the Issuer).  The Bridge Warrants may be exercised for cash or by offset of amounts payable under the Bridge Loan Facility and will expire on the fifth anniversary of their issue date.

Wanxiang has not yet advanced any Subsequent Loans to the Issuer, and the Issuer has not yet issued to Wanxiang any Bridge Warrant except Bridge Warrant No. W1.  Accordingly, the Reporting Persons are not the beneficial owner of the Common Stock underlying any Bridge Warrant except Bridge Warrant No. W1.

Limitations on Exercise.  None of the Bridge Warrants will be exercisable until the earlier of (i) the time the Issuer’s shareholders vote on the proposed issuances of Common Stock pursuant to exercise of the Bridge Warrants and the Convertible Note Warrants (defined below) and the conversion of the 8.00% Convertible Notes and (ii) the termination of the Purchase Agreement (defined below) at a time when the Issuer has no other contractual requirement with the holder to seek such approval.  After such vote or termination has occurred, the exercise of the Bridge Warrants will be subject to the further limitations set forth below.

The Bridge Warrants cannot be exercised to the extent that Wanxiang and its affiliates would beneficially own in excess of 9.99% of the issued and outstanding Common Stock until receipt of a favorable determination from CFIUS.

Additionally, before the Shareholder Approval (defined below) has been obtained, the Bridge Warrants may only be exercised to the extent such issuance would not cause the Issuer to breach its obligations under NASDAQ rules or regulations or the Issuer obtains a written opinion from outside counsel to the Issuer that the Shareholder Approval is not required.

In addition, subject to exceptions set forth therein, the Bridge Warrants may not be exercised to the extent that such exercise would result in Wanxiang and its affiliates obtaining greater than 49.9% beneficial ownership of the issued and outstanding Common Stock until the later of (a) such time

SCHEDULE 13D

Page 13 of 18 Pages

as all of the 6.00% Convertible Notes and related warrants have been converted, redeemed or otherwise are no longer outstanding and (b) such time as all of the Issuer’s 3.75% Convertible Subordinated Notes due 2016 (the “3.75% Convertible Notes”) have been converted, redeemed or otherwise are no longer outstanding.

Senior Secured Convertible Notes and Warrants

8.00% Convertible Notes

On August 16, 2012, the Issuer entered into the Securities Purchase Agreement (“Purchase Agreement”) with Wanxiang Energy pursuant to which Wanxiang Energy agreed, subject to the satisfaction of certain conditions within 180 days after the date of the first advance under the Bridge Loan Facility, to purchase $200 million in aggregate principal amount of the 8.00% Convertible Notes from the Issuer.  The 8.00% Convertible Notes will mature on the fifth anniversary of their issue date.  Pursuant to the Guaranty, the Issuer’s obligations under the 8.00% Convertible Notes will be unconditionally guaranteed by certain of its subsidiaries.  Further, the 8.00% Convertible Notes will be secured by substantially all of the Issuer’s and such subsidiaries’ assets.

Conversion.  Holders of the 8.00% Convertible Notes will have the option, at any time and from time to time, to convert principal of and interest accrued on the 8.00% Convertible Notes into shares of Common Stock at a conversion price equal to $0.60 per share, subject to reduction to $0.24 per share in the event that certain government grants or tax credits cease to be available to the Issuer (the “Conversion Price”).  The Conversion Price will be appropriately adjusted for stock splits, stock dividends and similar events.

Subject to exceptions set forth therein, the 8.00% Convertible Notes may not be converted to the extent that such conversion would result in Wanxiang Energy and its affiliates obtaining greater than 49.9% beneficial ownership of the issued and outstanding Common Stock until the later of (a) such time as all of the 6.00% Convertible Notes and related warrants have been converted, redeemed or otherwise are no longer outstanding and (b) such time as all of the 3.75% Convertible Notes have been converted, redeemed or otherwise are no longer outstanding.

Deal Protection.  The Board of Directors of the Issuer has approved and adopted the Loan Agreement and Purchase Agreement and has agreed to recommend the matters to be submitted for approval by the shareholders of the Issuer (“Shareholder Approval”), subject to certain exceptions set forth in the Purchase Agreement.  Prior to the closing date of the transactions contemplated in the Purchase Agreement or the termination of the Purchase Agreement, the Issuer has also agreed not to directly or indirectly solicit competing acquisition proposals or, subject to certain exceptions with respect to unsolicited proposals, to enter into discussions concerning, or provide confidential information in connection with, any alternative business combinations or other transactions specified therein.  The Purchase Agreement further provides that, upon termination of the Purchase Agreement under certain circumstances, including in connection with the acceptance of an alternative transaction, the Issuer may be required to pay Wanxiang Energy a fee provided for in the Purchase Agreement, but in no event shall the Issuer be obligated to pay a fee under both the Purchase Agreement and the Loan Agreement.

 Covenants and Events of Default.

The 8.00% Convertible Notes will contain affirmative and negative covenants and events of default that are substantially similar to those set forth in the Loan Agreement.

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In addition, the Purchase Agreement contains certain covenants with respect to the operations of the Issuer and its subsidiaries prior to the issuance of the 8.00% Convertible Notes, including  (but not limited to) prohibitions on (i) declaring, setting aside or paying any dividends or distributions in respect of, any of its equity interests or other securities, (ii) splitting, combining or reclassifying any of its equity interests (except for the purpose of maintaining a listing on the Principal Exchange (as defined in the Purchase Agreement)) or issuing, selling or authorizing the issuance of any other securities in respect of, in lieu of or in substitution for any equity interests, (iii) purchasing, redeeming or otherwise acquiring, directly or indirectly, any equity interests or any other securities of the Issuer or any of its subsidiaries; (iv) issuing, delivering, selling, pledging, transferring, leasing, licensing, granting, disposing of or otherwise encumbering any of its equity interests or granting any options, warrants, calls, rights, convertible securities or entering into other agreements or contracts pursuant to which the Issuer or its subsidiaries would be obligated to issue or sell any equity interests of the Issuer or any of its subsidiaries, except for the issuance of shares of Common Stock upon the exercise of Convertible Securities (as defined in the Purchase Agreement) outstanding on August 16, 2012 and in accordance with their terms on such date.

The 8.00% Convertible Notes also contain a negative covenant that will prohibit the Issuer, subject to certain exceptions, from directly or indirectly, redeeming, repurchasing or otherwise acquiring its equity interests, or authorizing, issuing or selling any equity interests or permitting any subsidiary to redeem, repurchase or otherwise acquire its equity interests, or authorize, issue or sell any equity interests, without the consent of Wanxiang Energy.

Directors on the Board

Pursuant to the Purchase Agreement the Issuer will be required to cause four individuals designated by Wanxiang Energy (the “Wanxiang Board Designees”) to be appointed or elected to the board of directors of the Issuer as of immediately following the closing of the issuance of the 8.00% Convertible Notes, and to thereafter to continue to nominate such directors (or their replacements designated by Wanxiang Energy) for election by the shareholders.  Subject to applicable legal requirements and the rules and regulations of the Principal Market (as defined in the Purchase Agreement), the Issuer will further be required to cause each committee of the board of directors of the Issuer to consist of such number of Wanxiang Board Designees as shall equal the greater of (i) a number constituting a majority of the members of such committee minus one and (ii) one.  It will be an event of default under the 8.00% Convertible Notes if (A) the Issuer fails to nominate any of the Wanxiang Board Designees for election to the board of directors of the Issuer when and as required or otherwise breaches the provisions of the Securities Purchase Agreement relating to the board designation rights, (B) any of the Wanxiang Board Designees fail to be elected and seated as directors on the Issuer's board, (C) any of the Wanxiang Board Designees are removed from the board of directors for any reason; provided, however, that if any of the Wanxiang Board Designees are removed from the board of directors for cause (as defined in the 8.00% Convertible Notes), such removal will not constitute an event of default unless Wanxiang Energy designates substitute directors and such substitute directors are not seated on the board of directors within twenty (20) days of Wanxiang Energy making such designation or (D) in the case of a resignation by any Wanxiang Board Designee, the failure of the Issuer to seat on the board of directors any individual designated by Wanxiang Energy to fill the vacancy created by such resignation within twenty (20) days of Wanxiang Energy making such designation.

Convertible Note Warrants

Under the Purchase Agreement, the Issuer has also agreed that, concurrently with the issuance of the 8.00% Convertible Notes, it will issue warrants (the “Convertible Note Warrants”) to Wanxiang Energy to purchase, for an aggregate exercise price of $115 million, shares of Common Stock that, taken

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together with the shares of Common Stock issuable under the Bridge Warrants and 8.00% Convertible Notes, are exercisable for 80% of the outstanding Common Stock of the Issuer at the time of exercise.  The Convertible Note Warrants will expire on the fifth anniversary of their issue date.

Exercise.  The Convertible Note Warrants will be issued as two warrants.  Subject to the restrictions on exercisability described below, one Convertible Note Warrant will be exercisable for cash or by offset of amounts payable under the Bridge Loan Facility, at an aggregate exercise price of $100 million, into the number of additional shares of Common Stock required to bring Wanxiang’s ownership to 75.0% of the Issuer’s Common Stock on a fully diluted basis at the time of exercise.  The other Convertible Note Warrant will be exercisable for cash only, at an aggregate exercise price of $15 million, into the number of additional shares of Common Stock required to bring Wanxiang’s ownership to 80% of the Issuer’s Common Stock on a fully diluted basis at the time of exercise.

The aggregate exercise price for the Convertible Note Warrants will be reduced to 40% of such aggregate price in the event that certain government grants or tax credits cease to be available to the Issuer.  The per share exercise price for each Convertible Note Warrant will be adjusted proportionally to achieve the applicable fully diluted beneficial ownership percentage described above.

Limitations on Exercise.  Subject to exceptions set forth therein, the Convertible Note Warrants may not be exercised to the extent that such exercise would result in Wanxiang and its affiliates obtaining greater than 49.9% beneficial ownership of the issued and outstanding Common Stock until the later of (a) such time as all of the 6.00% Convertible Notes and related warrants have been converted, redeemed or otherwise are no longer outstanding and (b) such time as all of the 3.75% Convertible Notes have been converted, redeemed or otherwise are no longer outstanding.

Conditions to Issuance and Effect of Issuance

The issuance of the 8.00% Convertible Notes and the Convertible Note Warrants is subject to certain closing conditions, including obtaining Shareholder Approval, receipt of a favorable determination from CFIUS and receipt of Chinese government approvals on terms satisfactory to Wanxiang Energy in its sole discretion; the expiration or termination of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other antitrust or competition laws; the continued listing of the Common Stock on NASDAQ; the concurrent appointment or election of four individuals designated or nominated by Wanxiang Energy to the Issuer’s Board of Directors; Wanxiang Energy’s receipt of reasonable assurances that certain government grants and tax credits will remain available for specified periods; the conversion or redemption of all of the outstanding 6.00% Convertible Notes and the related warrants; and the conversion or repurchase of at least 90% of the outstanding 3.75% Convertible Notes on terms satisfactory to Wanxiang Energy in its sole discretion.

The 8.00% Convertible Notes and Convertible Note Warrants have not been issued to Wanxiang Energy. Accordingly, the Reporting Persons are not the beneficial owner of the Common Stock underlying the 8.00% Convertible Notes and the Convertible Note Warrants.

Pledge and Security Agreement

On August 16, 2012, the Issuer and certain of the Issuer’s subsidiaries entered into a Pledge and Security Agreement with Wanxiang America in its capacity as agent (the “Pledge and Security Agreement”), pursuant to which the Issuer and such subsidiaries granted to Wanxiang America in its capacity as agent a first-priority security interest in substantially all of their respective assets for purposes

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of securing the Issuer’s obligations under the Bridge Loan Facility and, if and when issued, the 8.00% Convertible Notes.

Registration Rights Agreement

On August 16, 2012, the Issuer entered into a Registration Rights Agreement with Wanxiang America and Wanxiang Energy (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to register the shares of Common Stock underlying the Bridge Warrants, the 8.00% Convertible Notes and the Convertible Note Warrants.  Among other things, the Issuer agreed (i) within 60 days of a request from Wanxiang America or Wanxiang Energy, to file a resale registration statement with respect to such Common Stock (up to six times in total) if gross proceeds from such sales would equal at least $5 million; (ii) to include certain shares of Common Stock held by Wanxiang America or Wanxiang Energy in any registration statement proposed to be filed by the Issuer; and (iii) to file, on one occasion, a shelf registration statement covering all registrable securities under the agreement (such shelf registration statement to be filed within 10 business days of Wanxiang America’s or Wanxiang Energy’s request if automatically effective or within 45 days in all other cases).  The agreement contains customary indemnification and contribution provisions.

Confidentiality Agreement

On April 19, 2012, in connection with its evaluation of a transaction with the Issuer, Wanxiang America entered into a letter agreement (the “Confidentiality Agreement”) with respect to certain evaluation material provided by the Issuer to Wanxiang America.  The Confidentiality Agreement contains customary non-disclosure and non-use provisions, and terminates three years after April 19, 2012.   In addition, the Confidentiality Agreement provides that, for a period commencing April 19, 2012 (such period, the “Standstill Period”), except as specifically permitted under an executed definitive agreement entered into between Wanxiang America and the Issuer, Wanxiang America will not, and will cause each of its affiliates (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and its and their respective representatives and any other agents acting on its or their behalf not to, directly or indirectly, (i) acquire, or propose to acquire, “beneficial ownership” (as defined in Section 13(d) of the Exchange Act) of any equity securities or assets, or rights or options to acquire any such securities or assets (through purchase, exchange, conversion or otherwise), of the Issuer, including derivative securities representing the right to vote or economic benefits of any such securities, (ii) make, effect or commence any tender or exchange offer, merger or other business combination involving the Issuer, (iii) commence or complete, or propose to commence or complete, any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer, (iv) make, or in any way participate in, any “solicitation” of proxies to vote or consent, or seek to advise or influence any person with respect to the voting of, any securities of the Issuer, submit, directly or indirectly, any nomination of directors pursuant to Rule 14a-11 under the Exchange Act or be or become a “participant” in any “election contest” with respect to the Issuer (all within the meaning of Section 14 of the Exchange Act), (v) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to, or otherwise act in concert with any person in respect of, any securities of the Issuer, (vi) otherwise act, alone or in concert with others, to seek representation on or to control or influence the management, board of directors or policies of the Issuer, (vii) negotiate with or provide any information to any person (other than Wanxiang America’s representatives in accordance with the Confidentiality Agreement) with respect to, or make any statement or proposal to any person (other than Wanxiang America’s representatives in accordance with the Confidentiality Agreement) with respect to, or make any public announcement or proposal or offer whatsoever with respect to, or act as a financing source for or otherwise invest in any other persons in connection with, or

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otherwise solicit, seek or offer to effect any transactions or actions described in the foregoing clauses (i) through (vi), or make any other proposal or statement inconsistent with the terms of the Confidentiality Agreement or that otherwise could reasonably be expected to result in a public announcement regarding any such transactions or actions, or (viii) advise, assist, or encourage any other persons in connection with any of the foregoing; unless and until, in the case of each of the foregoing clauses (i) through (viii), Wanxiang America has received the prior written invitation or approval of the Issuer’s board of directors to do so.   The Purchase Agreement provides that the Standstill Period will terminate upon the occurrence of the closing of the issuance of the 8.00% Convertible Notes or, if the Purchase Agreement is terminated, on August 16, 2013.

*  *  *  *  *
The foregoing descriptions of the Loan Agreement, Bridge Warrant No. W1, Purchase Agreement, Guaranty, Pledge and Security Agreement, Registration Rights Agreement and Confidentiality Agreement are summaries, do not purport to be complete and are qualified in their entireties by reference to such documents, which are filed as Exhibits 99.2 through 99.8, respectively, to this Schedule and are incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.

Exhibit 99.1:	Joint Filing Agreement

Exhibit 99.2:	Loan Agreement dated August 16, 2012, by and between A123 Systems, Inc. and Wanxiang America Corporation

Exhibit 99.3:	Bridge Warrant No. W1 dated August 16, 2012, issued to Wanxiang America Corporation pursuant to Loan Agreement

Exhibit 99.4:	Securities Purchase Agreement dated August 16, 2012, by and between A123 Systems, Inc. and Wanxiang Clean Energy USA Corp.

Exhibit 99.5:	Guaranty dated August 16, 2012, by and among the subsidiary guarantors party thereto and Wanxiang America Corporation

Exhibit 99.6:	Pledge and Security Agreement dated August 16, 2012, by and among A123 Systems, Inc., the subsidiaries party thereto and Wanxiang America Corporation

Exhibit 99.7:	Registration Rights Agreement dated August 16, 2012, by and among A123 Systems, Inc., Wanxiang America Corporation and Wanxiang Clean Energy USA Corp.

Exhibit 99.8:	Confidentiality Agreement dated April 19, 2012, by and between A123 Systems, Inc. and Wanxiang America Corporation

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WANXIANG GROUP CORPORATION

By:	/s/ Guanqiu Lu
Name:	Guanqiu Lu
Title:	Chairman of the Board

WANXIANG AMERICA CORPORATION

By:	/s/ Pin Ni
Name:	Pin Ni
Title:	President

WANXIANG MANAGEMENT DEVELOPMENT INCENTIVE FOUNDATION

By:	/s/ Guanqiu Lu
Name:	Guanqiu Lu
Title:	President and Chairman of the Board

GUANQIU DEVELOPMENT FOUNDATION

By:	/s/ Guanqiu Lu
Name:	Guanqiu Lu
Title:	Sole Owner

GUANQIU LU

/s/ Guanqiu Lu

August 27, 2012

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).